Exhibit 99.1

Kaixin Auto Holdings Announces Appointment of Director

HANGZHOU, January 31, 2024 (GLOBE NEWSWIRE) -- Kaixin Auto Holdings (“Kaixin” or the “Company”) (NASDAQ: KXIN), a leading new energy vehicle manufacturer and sales platform in China, today announced that Mr. Xiaoning Wu has been appointed by Kaixin’s board of directors (the “Board”) as a director of the Board and as the chairman of the audit committee of the Board of the Company, with effect from January 30, 2024. The Board has determined that Mr. Xiaoning Wu qualifies as a “financial expert” with adequate financial sophistication under Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Securities Exchange Act of 1934.

Mr. Xiaoning Wu has been serving as the chairman of Shangdong Zibo Fengdu Jiantao Company since 2003 and possesses rich experience in corporate financial management, capital investments, and sales areas. He also served as an accountant and the corporate controller of Taishun Zhanzhou Construction Company from 1986 to 1993 and as the CEO of Nantong Yongxing from 1994 to 2003.

About Kaixin Auto Holdings

Kaixin Auto Holdings is a leading new energy vehicle manufacturer in China, equipped with professional teams with rich experience in R&D, production, marketing, and production facilities with the capacity for stamping, welding, painting, and assembly operations. Kaixin produces multiple electric passenger and logistics vehicle models. The Company is committed to building up a competitive international market position that integrates online and offline presence and diversified business operations. Leveraging the expertise of its professional teams and driven by the inspiration for innovation and sustainability, Kaixin aims to contribute to achieving the goals of “peak carbon emissions and carbon neutrality”.

Safe Harbor Statement

This announcement may contain forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Kaixin may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission ("SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Kaixin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the social networking site market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with used auto dealerships; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Kaixin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Kaixin Auto Holdings

Investor Relations

Email: ir@kaixin.com

SOURCE: Kaixin Auto Holdings